Exhibit (a)(5)(F)

[NetManage Letterhead]

October 13, 2006

Riley Investment Management, LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

Attention: Bryant R. Riley

Zeff Capital Partners, L.P.

50 California Street, Suite 1500

San Francisco, California 94111

Attention: Daniel Zeff

Dear Messrs. Riley and Zeff:

NetManage, Inc. (“NetManage”) has received your letter to the Board of Directors of NetManage dated October 3, 2006 (your “October 3 Letter”) providing additional information regarding your interest in acquiring all of the outstanding shares of NetManage common stock that you do not already own for $5.25 per share in cash, as initially described in your letter to the Board of Directors of NetManage dated August 31, 2006 (your “August 31 Letter”).

We are disappointed by the mischaracterizations in your October 3 Letter of the seriousness with which NetManage and its Board of Directors have taken your August 31 Letter. As we indicated in our letter to you dated September 12, 2006 (our “September 12 Letter”), NetManage promptly reviewed your August 31 Letter and discussed it with the Board of Directors of NetManage and its advisors. Immediately after taking those and other preliminary steps, NetManage sent our September 12 letter to request additional information that it determined would be material to its full evaluation of the proposal made in your August 31 Letter. We cannot understand why you chose to take three full weeks to respond to the information requests in our September 12 letter, and that this response to our letter was not submitted until after the expiration of your initial proposal as stated in the August 31 Letter.

Nevertheless, we appreciate the additional information provided in your October 3 Letter, even though your responses are less informative than we would have hoped and expected. NetManage and its advisors will continue to devote its time and resources to analyze that information and the other information available to us in order to evaluate if the transaction contemplated is in the best interests of NetManage and our stockholders and expect such review to be completed by October 31, 2006.

Thank you for your interest in NetManage.

Regards,

/s/ Zvi Alon

Zvi Alon

Chairman of the Board of Directors,

Chief Executive Officer & President

cc:	Andrew E. Nagel, Esq.,